890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206

Rye, NY 10580

January 11, 2021

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald Alper

RE:	890 5th Avenue Partners, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-251650) (the “Registration Statement”)

Dear Mr. Alper:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on January 11, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

890 5TH AVENUE PARTNERS, INC.

By:	/s/ Adam Rothstein
	Name:	Adam Rothstein
	Title:	Executive Chairman